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                            September 29, 2023

       Nick Bhargava
       Chief Financial Officer
       Groundfloor Finance Inc.
       600 Peachtree Street, Suite 810
       Atlanta, GA 30308

                                                        Re: Groundfloor Finance
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 3
                                                            Filed September 22,
2023
                                                            File No. 024-12013

       Dear Nick Bhargava:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Form 1-A POS filed September 22, 2023

       General

   1. Please tell us what consideration you gave to updating your post-qualification amendment on Form 1-A to include
interim financial statements and other relevant information from your Form 1-SA for the
semiannual period ended June 30, 2023, which you filed on
                                                        August 29, 2023. Refer
to Rule 252(a) of Regulation A and General Instruction III(c) of
                                                        Form 1-A.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Nick Bhargava
Groundfloor Finance Inc.
September 29, 2023
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776 with any questions.



                                                          Sincerely,
FirstName LastNameNick Bhargava
                                                          Division of
Corporation Finance
Comapany NameGroundfloor Finance Inc.
                                                          Office of Real Estate
& Construction
September 29, 2023 Page 2
cc:       Brian Korn
FirstName LastName